Exhibit 12.1

	RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30		Fiscal Year Ended December 31,
	2003	2004	1999	2000	2001	2002	2003
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$15,760	$3,075	$(24,995)	$(18,390)	$(21,669)	$5,694	$24,533
Fixed charges	243	208	333	1,028	939	386	265

Earnings (loss)	$16,003	$3,283	$(24,662)	$(17,362)	$(20,730)	$6,080	$24,798

Fixed Charges
Interest portion of rental expense	$208	$191	$130	$223	$106	$121	$223
Interest incurred	35	17	203	805	833	265	42

Total fixed charges	$243	$208	$333	$1,028	$939	$386	$265

Ratio of earnings to fixed charges	60x	42x	— (1)	— (1)	— (1)	16x	93x

Amount of the deficiency	—	—	$(24,995)	$(18,390)	$(21,669)	—	—

(1) For fiscal years ended December 31, 1999, 2000 and 2001 earnings were insufficient to cover fixed charges.

	Nine Months
	2003	2004	1999	2000	2001	2002	2003
Ratio calculation	66	16	-74	-17	-22	16	93

Rent expense BGL	$887,534	$854,590	$156,580	$315,231	$179,150	$389,003	$973,129
Rent Expense GSR	89,382	99,427	168,000	168,667	119,802	127,236	116,075

Total Rent Expense	$976,916	$954,017	$324,580	$483,898	$298,952	$516,239	$1,089,204
Lessor’s charge (Six times rent expense)	$5,861,496	$5,724,102	$1,947,480	$2,903,388	$1,793,712	$3,097,434	$6,535,224
Lessor’s costs of equip (Five times rent expense)	$4,884,580	$4,770,085	$1,622,900	$2,419,490	$1,494,760	$2,581,195	$5,446,020

Profit and interest	$976,916	$954,017	$324,580	$483,898	$298,952	$516,239	$1,089,204

Interest rate	4.3%	4.0%	8.0%	9.2%	7.1%	4.7%	4.1%

Estimated interest component	$207,595	$190,803	$129,832	$222,593	$106,128	$121,316	$223,287

Profit	$769,321	$763,214	$194,748	$261,305	$192,824	$394,923	$865,917
Percent of equipment cost	16%	16%	12%	11%	13%	15%	16%

	21.3%	20.0%	40.0%	46.0%	35.5%	23.5%	20.5%